Mail Stop 3561

January 23, 2009

Paul S. Viviano, Chairman and CEO
Alliance Imaging, Inc.
1900 S. State College Blvd., Suite 600
Anaheim, California 92806

> **Re:** **Alliance Imaging, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed March 12, 2008**
> **File No. 001-16609**

Dear Mr. Viviano:

We have completed our review of your filing and related documents and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Howard K. Aihara, CFO
        Fax: (949) 242-5377
        Keith Benson, Latham & Watkins LLP
        Fax: (415) 395-8095